December 3, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (317) 808-6794

Mark C. Kanaly
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

> **Re: Duke Realty Corp.**
> **Definitive 14A**
> **Filed March 15, 2007**
> **File No. 1-09044**

Dear Mr. Kanaly:

  We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 17, 2007 or tell us by that time when you will provide us with a response. If the comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. It appears that some elements of individual performance as further discussed in your response to comment five from our letter dated August 21, 2007 are financial targets. Please disclose the specific individual performance targets or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

2. We reissue comment eight from our letter dated August 21, 2007. You have not provided a detailed analysis as to why disclosure of the targets would result in competitive harm. You have simply stated that you believe third parties may be

unwilling to do business with you based upon the disclosure of these targets. It is unclear how disclosure of targets for the prior fiscal year would result in such harm when the actual financial results for the period covered by the targets would be publicly available. Please either provide us with a detailed explanation for your conclusion that disclosure of the targets would result in competitive harm or disclose such information in future filings.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel